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                                   EXHIBIT 12



                           MID-PLAINS TELEPHONE, INC.

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                     Year Ended December 31,

                     1994       1993        1992        1991       1990
In Thousands:
Net Income           $2,889     $2,882      $2,680      $1,922     $1,807
Income Tax
 Expense              1,715      1,551       1,562       1,026        944
Interest Charges        896        955       1,004       1,062        880


  Total Earnings     $5,500     $5,388      $5,246      $4,010     $3,631
  Interest
   Expense              896        955       1,004       1,062        880

Ratio of Earnings
 To Interest
 Expense               6.14       5.64        5.23        3.77       4.13

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